ADVANCING ECO AGRICULTURE (AEA)

Empowering Farmers through Scalable Regenerative Agriculture Solutions



advancingecoag.com Middlefield, OH

Consumer Goods | B2C | Agriculture & Agtech | Sustainability

Highlights

1. Trusted by 10,000+ growers across more than 4 million acres globally.
2. Recently opened state-of-the-art manufacturing facility to meet growing regen ag product demand.
3. Team successfully implemented regen ag systems at scale on intensive farm operations for 17+ years.
4. Active in North and South America and parts of Europe, with further expansion in 2024.
5. 3M combined views across #1 regenerative agriculture podcast, webinar series, and Youtube channel.
6. Targeting a growing $3.6 billion regenerative agriculture systems market.

Our Team



John Kempf Founder and Chief Vision Officer

John is a leading crop health consultant and designer of innovative soil and plant management systems. John is the founder of Advancing Eco Agriculture, and his mission is to provide support to the world's farmers and our food

supply.



Eric Girdler   Chief Executive Officer

Eric joined AEA in 2016 after 20 years of operations management and experience in supply chain management, problem solving and budgetary controls. He has a passion for empowering individuals and teams to develop transformational, sustainable change.



Paul Bergman   Executive Chairman

Paul leads business and organization development at AEA since 2018, with two decades in the ag/food space. Previously he was with Fertilaqua/ICL and Aqua Capital, founded China's first certified organic ice creamery/bakery, and began his career at Bunge.



Jason Hobson   President

Jason joined AEA in 2011 and brings strong data analysis, management, and farming expertise to the organization. He is a passionate agronomist, and a respected crop advisor, with 20 years in agriculture and a dairy farm in Indiana.



Mike Gedeon   Chief Financial Officer

Mike has 25 years of experience leading finance teams in companies ranging from $20 million to $1 billion in annual revenue in the manufacturing, distribution, construction, and health care industries.



Elisabeth Matthews   Chief Sales and Marketing Officer

Lissy is an experienced sales and marketing professional with a background in organic agriculture, specialty food and beverage, and international trade. Her role at AEA combines her skill set and dedication to human rights and regenerative agriculture.



Laura Kavanaugh   Chief Science Officer

Laura is a Bioinformatics Software Engineer / Scientist with a diverse background. She's had success at organizations like Union Grove Farm, Syngenta Biotechnology, Genome Insights, United Space Alliance, and Duke University where she received her PhD.



Aaron Jimenez   Chief Information Officer

Aaron is a tech whiz and serves as the IT backbone for the entire company, joining AEA in 2014. He holds a BS in Business Management, and served 13 years in the Marine Corps prior to working for AEA.



Philippe Van Den Bossche   Chairman of the Board

Philippe is Managing Partner of Zeno Capital Partners, CEO of Rein Morgen Holdings, Chairman of the Board of Advancing Eco Agriculture, and Founder of Crop Health Labs – all innovative social impact companies.

We're making farming what it should be





Agriculture Redefined:

AEA's Vision for a Better World

Our Existing Food Systems are Broken.

Farmers want to grow healthy food, make ends meet, and leave their land better for future generations. However, the contemporary agricultural systems farmers are familiar with (and are sold) don't produce those outcomes.

Instead, our agricultural system is unsustainable and our food systems are broken.

We provide expertise and resources to farmers so their crops are more resilient, productive, and profitable.

At Advancing Eco Agriculture (AEA), agriculture can be a force for good, both for the environment and for those who rely on it for their livelihoods.

> Our mission is to empower farmers and growers with
>
> **Innovative, science-backed regenerative tools and solutions to regenerate and revitalize our agricultural and food systems.**

Join our transformative journey to regenerate the vitality of the land for future generations.



AEA Consultant onsite a farm in California

How it all started

Our story begins with John Kempf.

In the early 2000s, Amish Farmer John Kempf was on a desperate quest to save his family's fruit and vegetable farm in Northeast Ohio. After years of intensive pesticide use, pest and disease pressure was unmanageable and unaffected by continued chemical applications resulting in almost total loss three years in a row.

John then began renting a field from a neighboring farm and had an "ah-ha" moment. The cantaloupe plants located in soil previously managed with intense pesticides were disease and pest-ridden, while those on the untreated soil were completely healthy. The difference was so pronounced that it launched John into an intense journey to understand why one plant could be resistant to disease when the same plant two feet away is not.

Years of extensive agronomy study – combined with mentoring from others and first-hand growing experiences – led Kempf to new crop management methods. The practices he discovered and the products he created transformed once-depleted soils into ecosystems teeming with life and promise.



Customer harvesting tomatoes in California

Our Business Model

Founded in 2006, our team at AEA is dedicated to increasing yields and crop performance while reducing or eliminating the need for pesticides and fertilizers that inhibit natural growing systems. We look beyond symptoms by diagnosing root causes and providing treatments.

We have grown our business through a whole-systems approach to revitalizing soil and plant health with:

- Expert agronomic consulting informed by 17+ years of on-farm experience

- Effective biological and nutritional products

- Cutting-edge plant nutrition technology and analysis tools

- Pioneering the regenerative agriculture movement

SUPPORT

Trusted Consulting

You achieve what you incentivize. If we want to achieve broadscale adoption of regen ag we need to demonstrate immediate economic returns.

AEA has the most knowledgeable, trained, and informed agronomy team in the regenerative space. Our team is diverse, impassioned and has demonstrable expertise in a myriad of crop types and regions.

On-going support and coaching is offered to farmers through on-site visits and remote consultation that works to address issues both before and as they arise. This close partnership makes timely recommendations based on observations, sap analysis, and data possible throughout the growing season.



AEA Consultant onsite with farmer in New Mexico

Regenerative Plant Nutrition

Through extensive plant sap analysis data, we know that crops experience significant nutritional imbalances limiting their capacity for photosynthesis. Once these nutritional imbalances are corrected, yields and pest resistance immediately increase along with the efficiency of photosynthetic activity, drastically reducing the need for fertilizers and pesticides.

To address these plant imbalances, AEA manufactures and sells a range of regenerative agriculture plant nutrition products that are also compliant with organically certified farming. These tools – derived from naturally occurring microorganisms, plant extracts, and humic substances – include biological and nutritional products, microbial fungal inoculants, and liquid micronutrients and macronutrients.





Customer using AEA products on his farm in British Colombia, Canada

Plant-Testing Technology

We measure soil, irrigation water, and plants extensively, because why guess when you can test?

Unlike other contemporary testing methods, monitoring nutrients in plant sap provides in-depth, practical insights into the factors that influence nutrient mobility at different stages of growth. Mineral imbalances can be detected at a cellular level allowing for the precise amount of a needed nutrient to then be applied before a deficiency creates disease or vulnerability.

Through plant sap analysis, growers are empowered to make data-driven decisions to proactively solve problems and achieve higher levels of crop quality and yields.


1
START ORDER
Contact an AEA team member to get started. We collect information about your field, crop, variety, and number of sample sets needed.
2
RECEIVE SAP KIT
Instructions and materials will be shipped to you. Each analysis consists of two labels, one for old leaves and one for new leaves.
3
COLLECT SAP SAMPLES
Pack clean, dry leaves into the sample bags. If the leaves are wet with rain or dew, gently pat them dry.
4
SHIP SAMPLES TO LAB
Pack and ship the samples to the lab according to instructions.
5
RECEIVE RESULTS
When the analysis has been completed, a report will be emailed to you and AEA.
6
INTERPRET RESULTS WITH A CONSULTANT
Discover the key nutrient relationships and ratios that determine optimal nutritional balance.
7
CREATE A CUSTOM REGENERATIVE PROGRAM
Apply recommended products to correct the deficiencies and excesses based on the test results.
8
OBSERVE AND MEASURE CROP HEALTH AND QUALITY
Perform follow-up analyses as needed.
9
HARVEST PROFITABLE CROP
Track harvest results to show the success of the nutrient program.
10
PLAN NEXT SEASON
Use accumulated sap analysis data to plan next season's nutrient applications.

Step-by-step plant sap analysis process

Thought Leadership in the Regenerative Agriculture Space

AEA creates and distributes educational content to support the growth of the regenerative agriculture movement, including regional field days and events, ongoing **webinars** led by John Kempf and other AEA agronomy advisors, and the top-rated **Regenerative Agriculture Podcast**.





AEA Consultant onsite at a vineyard in California

> " *Contemporary agriculture input providers often have very transactional relationships with the growers who are their customers. If we desire a truly regenerative agriculture, regeneration is much broader and deeper than regenerating soil health and cycling more carbon. We need to also regenerate farm profitability, rural communities, and landscape ecology. Most importantly, we need to regenerate our relationships.* "
>
> — *John Kempf, AEA Founder & Chief Vision Officer*



AEA Consultant onsite with a cherry grower in Oregon

Our Results

- Increase in crop yield and quality
- Reduction or total elimination of the need for pesticides and fertilizers
- Increased profitability

Testimonials



“ Most blueberry growers are on a spray schedule for pest and disease issues, but we aren't because we don't need it. ”

— ***Gurprit Brar,*** *Blueberry Grower*



“ We’ve noticed over the last five years that we've substantially increased the size of our spur leaves and our fruit are much larger, and we have more of them. ”

— ***Mike Omeg,*** *Cherry Grower*

“I see the plants starting to self-regulate. My pest problems are mostly going away and I’m spending way more time now looking at maximizing nutrition.” — ***Greg Pennyroyal,*** *Wilson Creek Winery*

“Our conventinal orchard has a lot of woollyapple aphid issues, and we really haven't had a problem in the areas where we work with AEA." — ***Kyle Rasch,*** *Organic Apple Grower*

“AEA taught me that one of the biggest things we can do is to cut unnecessary inputs, especially in fertility. There were a lot of things we were applying just because that’s what dad and grand dad did and it doesn’t have to be that way.” — ***James Johnson,*** *Carzalia Valley Produce, Cotton and Onion Grower*

Consistent Year Over Year Growth

Growers often begin testing AEA products and systems on a part of their farm, and then scale to their entire operation over 3-5 years. The growers we currently work with represent an estimated 7 million acres, of which we work on roughly 35%. Many large scale growers we work with are still early on the adoption curve.

Now we are ready to scale our impact.



Annual Revenue

High Potential Global Market for Regen Ag Plant Nutrition

In response to increasing environmental and economic challenges in **agriculture, market demand is growing quickly** for biological and nutritional products created for regenerative farm management systems.

AEA has established itself as a leader in an under-served regenerative plant nutrition market with a 0.5% market share of a potential $3.6 billion dollar regenerative plant nutrition market. AEA estimates only 5% of global farm acres today embrace regenerative practices, with the opportunity of a future addressable market standing at roughly $72 billion.

Similarly, the biological product solutions that AEA both manufactures and distributes are a part of a $13 billion dollar market that is growing at an estimated 14% per year. Major traditional chemical companies are making large-scale investment in these inputs, evidence that they also see this as the future of farming. All of which points to this sector representing the most promising segment of the overall $73 billion global market for agriculture product inputs.



In 2022 our revenue was $18.6M while focused on the

Massive Future Addressable Market





$3.6B Regenerative Plant Nutrition Market
That's 0.5% Market Share...
and we're just getting started, because there's a much bigger market to address.
$73B
14% Growth Per Year
(the most promising segment in the global market)
$13B
Biological Product Solutions Market
+
$60B
Chemical Product Solutions Market

Sources: USDA, IFOAM, Project Drawdown, Summit Partners, AEA research

New manufacturing facility now open!

Our new Colorado manufacturing plant will allow us to significantly expand our influence from 4 million to 20 million acres. Our goal is to make regenerative agriculture management the mainstream globally by 2040, and we are poised to do so!



AEA's state of the art manufacturing facility opening in Aurora, Colorado

Our Strategic Initiatives and Partnerships



Our continued commitment to innovation is evidenced by our **recent investment in Croptix**, a precision ag tech platform for in-field early detection of crop health. **Croptix** allows for faster and simpler assessment of crop health compared to other technologies.

We are incredibly proud to unveil **Integrity Grown™**, a pioneering data-driven standard that is a bold step towards transparency and sustainability in crop cultivation and aims to foster regenerative practices.

We have partnered with **Citizens of Humanity** Group to launch this standard and set the bar high in regenerative cotton. Through strategic partnerships, we are committed to supporting cotton growers on their journey towards regenerative

agriculture. By leveraging AEA's expertise and innovative solutions, we aim to address on-farm challenges and drive success within a regenerative framework.

We plan to extend this verification standard to additional crops and are focusing on regenerative cotton initially.

AEA also believes there is a fundamental gap and need of financing for enabling farmer transition to regenerative practices, as a result of a mainstream financial services system that remains geared towards conventional, extractive, chemical-oriented agriculture. In this context, we are excited about the success of our ongoing partnership with **Steward**, a leader in equipping regenerative farmers with the capital they need to grow.

Our Advisors



Steve Barr

Steve Barr currently serves as the Chairman of the Board of Biome Capital Partners. Biome aims to transform economics of growing food and fiber through investing in productive farmland located in the US and adding value through the adoption and execution of regenerative management and making enabling investments in technology, infrastructure and consumer packaged goods to create value to the farmer partners, productivity to the land and greater access to nutritious food for all.



Dan Miller

Dan Miller is the Founder & CEO of Steward, an online platform enabling individuals to directly participate in the financing of regenerative agriculture. Through Steward, people can earn a return while equipping farms and ranches with the capital they need to grow. Dan was previously a Co-Founder and President of Fundrise, the first and largest real estate crowdfunding platform, which raised over $3.5 billion from 400,000 investors since inception. Steward combines Dan's background in finance, real estate, and technology with his passion for agriculture stemming from his maternal family, which has been farming on the Eastern Shore of Maryland since the 1880s.



Ryan Anderson

Ryan Anderson is the Chief Operating Officer of Steward, a private lender providing regenerative farmers and food system business the capital they need to grow. He has previously held senior roles in government, most recently as a Chief of Staff in the U.S. House of Representatives, and from 2012-2018 he founded and ran ACRE, a sustainable farm selling rare and heirloom varieties of produce in the heart of Detroit.



Dr. Robert Kremer

Dr. Robert Kremer retired from the U.S.D.A Agricultural Research Service in 2014 after a 32-year career as a microbiologist. He continues to serve part-time as a Professor of Soil Microbiology and the University of Missouri. He conducted original research on soil microbe-plant-pesticide interactions; soil health assessment; effects of genetically-modified crops on soil ecology; and examined management for improving soil health including cover crops and many biological products. He teaches soil microbiology, weed science, and sustainable agriculture; and has written numerous research articles and book chapters. Bob was raised on a diversified farm in Osage County, Missouri and continues to work and carry out field research trials on the same farm.



Dr. Arden Andersen

Dr. Arden Andersen was educated as both an agronomist and a medical doctor and is one of the world's top consultants on advanced soil and crop management. He is a practicing physician and maintains reserve status as a flight surgeon in the U.S. Air Force. As a doctor, he helps his patients take dynamic control of their health using proven therapies and diet; as a farmer, he has long made the connection between healthy and nutritious foods grown in rich soils and they health and vitality they offer. He is the author of three books - *Science in Agriculture*, *Real Medicine, Real Health*, and *Anatomy of Life* and *Energy in Agriculture*.



Matt Coutts

Matt Coutts is the Chief Investment Officer for Coutts Holdings & Managing Partner for Coutts Agro. He also serves on the board of Richochet Oil Corp., InnerPlant Inc., and Praedictus Climate Solutions Inc.



Robert Heim

Robert Heim is a partner with Tarter Krinsky & Drogen with 25 years of experience in securities and financial services law. His background is informed by his time as an Assistant Regional Director of the U.S. Securities and Exchange Commission (SEC) in New York City. Robert is also

an accomplished appellate litigator having argued cases in the U.S. Supreme Court (Lorenzo v. SEC), the U.S. Courts of Appeals for the D.C. Circuit and the Second Circuit, and the New York Appellate Division. Robert is an author and has made numerous appearances on major news outlets and is often quoted by The New York Times, Bloomberg, and Reuters.

Help Fuel Our Growth

AEA has identified the areas of highest growth potential and farmer need to continue developing the most complete product and service offering for driving the regenerative agriculture revolution globally and in the markets we serve. These areas are:

Tech & AI - development of technology tools and systems for our farmer customers, combining machine learning and AI with an enhanced tech stack of software for precision plant nutrition analysis and recommendations.

Media - continued investment in our leading regenerative agriculture media and content development, by growing and leveraging existing and new media assets for an ever growing audience of regenerative agriculture farmers and supply chain partners.

Lab Services - exploration of investment opportunities in new facilities for agronomic laboratorial analysis, bringing plant sap analysis and related plant health analytics, tools and technologies closer to our farmer customers.

Market Expansion - accelerated business development in domestic and international markets, expanding our crop consulting and offering more customized product distribution and blending services, while growing our businesses in Canada, Mexico, Brazil and beyond.

R&D - product development for existing and new regenerative plant nutrition applications, enhancing our existing product line, while developing new lines and product categories in the regenerative plant nutrition and biological segments.

Partnerships - strategic collaborations with aligned companies and initiatives in the regenerative agriculture space, and along the regenerative agriculture value chain, from the farmer to the end consumer.

Team Expansion - ongoing investment in growing our team of leading agronomy and plant nutrition consultants, with an accompanying leadership culture and management support structure.



TECH & AI
MEDIA
LAB SERVICES
MARKET EXPANSION
R&D
PARTNERSHIPS
TEAM EXPANSION
FUNDRAISING
Fundraising 12.5%
Tech & AI 20%
Team Expansion 11.5%
Partnerships 5%
R&D 5%
Media 20%
Market Expansion 6%
Lab Services 20%

We have the opportunity to change the face of agriculture, revitalize rural communities and our food systems, and transform our planet into the world we

know is possible.

Join us, as we make regenerative agriculture the farming of the present and the future.

SUPPORT
A REGENERATIVE FUTURE

INVEST NOW